DT Cloud Acquisition Corporation

June 16, 2025

VIA EDGAR

Ms. Bonnie Baynes
Ms. Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

DT Cloud Acquisition Corporation Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-41967

Dear Ms. Baynes and Ms. Connell:

DT Cloud Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 15, 2025, regarding its annual report on Form 10-K filed on March 27, 2025 (the “Annual Report”). For ease of reference, we have repeated the Commission’s comment in this response letter. Disclosure changes made in response to the Staff’s comment will be incorporated in the amendment No.1 to Form 10-K to be filed with the Commission (the “Form 10-K/A”).

Form 10-K for the Fiscal Year Ended December 31, 2024

Exhibits

1.	We note that both your Sections 302 and 906 officer certifications contain several errors, including reference to a company other than the Company and signatures of individuals whom are not the Company’s officers. Further, the Section 302 certifications provided as Exhibits 31.1 and 31.2 omit the required language in paragraph 4(b) and in the introductory part of paragraph 4 referring to your internal controls over financial reporting. Please filed an amended Form 10-K in its entirety and include corrected certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant exhibits.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Guojian Chen at guojian.chen@infinity-star.com.

Very truly yours,

/s/ Guojian Chen
Guojian Chen
Chief Executive Officer, Chief Financial Officer and Director

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